

02019307

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
JUN 1 0 2002

SEC FILE NUMBER

8- 039991

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exhange Act of 1934 and Rule 17a-5 Thereunder 155

REPORT FOR THE PERIOD BEGINNING __04/01/01__ AND ENDING __03/31/02__

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BACK BAY CAPITAL, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

2801 CAMINO DEL RIO SOUTH, SUITE 310

(No. and Street)

SAN DIEGO	CA	92108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALBERT CARAZOLEZ   (619) 682-5272

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SUSSMAN, STEPHEN, J.

(Name – *if individual, state last, first, middle name*)

12 PARMENTER ROAD	LONDONDERRY,	NH	03053
(Address)	(City)	(State)	(Zip Code)

PROCESSED

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

JUL 0 2 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, ALBERT CARAZOLEZ _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BACK BAY CAPITAL, INC. _____, as of MARCH 31 _____, 20 02 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of __San Diego__ } ss.

On __05/25/02__, before me, __Esperanza Lozano , Notary Public__
Date   Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared __----Albert Carazolez- - - - - - - - - - -__,
Name(s) of Signer(s)

☐ personally known to me

☒ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Signature of Notary Public

ESPERANZA LOZANO
Commission # 1341943
Notary Public - California
San Diego County
My Comm. Expires Jan 31, 2006

Place Notary Seal Above

--- **OPTIONAL** ---

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: __Financial Statement & Supporting Schedules from BACK BAY CAPITAL INC.__

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: __none__

Capacity(ies) Claimed by Signer

Signer's Name: __Albert Carazolez__

☐ Individual
☒ Corporate Officer — Title(s): __President__
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: _____

Signer Is Representing: __himself__

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

BACK BAY CAPITAL, INC.

FINANCIAL STATEMENTS

MARCH 31, 2002

STEPHEN J. SUSSMAN

Certified Public Accountant

12 PARMENTER ROAD   LONDONDERRY, NH 03053   TEL (603) 437-1910
                                                                                  FAX (603) 437-3676

Independent Auditor's Report

To the Board of Directors of
Back Bay Capital, Inc.
Boston, MA

We have audited the accompanying statement of financial condition of Back Bay Capital, Inc. (the Company) as of March 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Back Bay Capital, Inc. at March 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
May 23, 2002

BACK BAY CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2002

ASSETS

Cash	$	167
Receivable from broker-dealers		13,665
Deposit with clearing organization		22,711
Other assets:		
Prepaid expenses		3,346
Income tax refund receivable		1,666
Total assets	$	41,555

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accrued expenses	$	3,500
Accounts payable		2,562
Commissions payable		10,222
		16,284

Stockholders' equity:

Common stock, $10 par value, 1,000 shares authorized; 102 shares issued and 4 outstanding	40
Additional paid-in capital	767,912
Treasury stock at cost - 98 shares	(598,040)
Accumulated deficit	(144,641)
Total stockholders' equity	25,271
Total liabilities and stockholders' equity	$ ·41,555

The accompanying notes are an integral part of these financial statements.

BACK BAY CAPITAL, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED MARCH 31, 2002

REVENUE:		
Commissions	$	194,324
Interest and dividends		613
		194,937
OPERATING EXPENSES:		
Commission expense		116,039
Clearance fees		24,521
Communications and data processing		2,619
Occupancy		10,477
Other expenses		66,375
Total operating expenses		220,031
NET INCOME (LOSS)		(25,094)

The accompanying notes are an integral part of these financial statements.

BACK BAY CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED MARCH 31, 2002

	Common Stock	Additional Paid-In Capital	Treasury Stock	Accumulated Deficit
Balance at March 31, 2001	$ 40	$ 744,912	$ (598,040)	$ (119,547)
Additional paid-in capital		25,000		
Capital distribution		(2,000)		
Net income (loss)				(25,094)
Balance at March 31, 2002	$ 40	$ 767,912	$ (598,040)	$ (144,641)

The accompanying notes are an integral part of these financial statements.

BACK BAY CAPITAL, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2002

Cash flows from operating activities:		
Net income (loss)		$ (25,094)
Adjustments to reconcile net income to net cash		
used by operating activities:		
Decrease (increase) in operating assets and increase		
(decrease) in operating liabilities:		
Receivable from broker-dealers	(6,841)	
Employee advance	1,075	
Income tax refund receivable	(81)	
Deposits with clearing organizations	3,254	
Prepaid expenses	3,654	
Accounts payable and accrued expenses	(5,118)	
Commissions payable	10,222	
Income tax payable	(456)	
Total adjustments		5,709
Net cash used by operating activities		(19,385)
Cash flows from investing activities:		
None	-	
Cash flows from financing activities:		
Capital distribution	(2,000)	
Additional paid-in capital	21,500	
Net cash provided by financing activities		19,500
Increase in cash		115
Cash at March 31, 2001		52
Cash at March 31, 2002		$ 167

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:

Interest expense	$	-
Income taxes	$	456

Non-cash Transactions

Conversion of loan from shareholder to additional paid-in capital	$	3,500

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

BACK BAY CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2002

NOTE 1 - INCORPORATION

The Company was incorporated under the laws of the State of Alabama on February 25, 1980 with total authorized common stock of 1,000 shares at $10 par. On March 28, 1988, an amendment to the Certificate of Incorporation included the services of broker-dealers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income taxes:
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of current taxes and the tax benefit of the net operating loss carryback.

NOTE 3 - NET CAPITAL REQUIREMENT

As a broker-dealer, the Company is subject to the Securities and Exchange Commissions' (SEC) regulations and operating guidelines, that require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. The Company's net capital, as computed under 15c3-1, was $20,259 at March 31, 2002, which exceeded required net capital of $5,000 by $15,259. The ratio of aggregate indebtedness to net capital at March 31, 2002 was 80.4%.

NOTE 4 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counter-parties. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit-worthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party with which it conducts business.

BACK BAY CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

MARCH 31, 2002

NOTE 5 - INCOME TAXES

The Company's deferred tax assets of approximately $28,000 consist principally of the tax effect of both federal and state net operating loss carryforwards of approximately $128,000; such loss carryforwards expire in 2020 and 2021. The Company has recorded a full valuation allowance against the net asset. The Company did not pay any income taxes in the fiscal year 2002.

BACK BAY CAPITAL, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED MARCH 31, 2002

SCHEDULE I

BACK BAY CAPITAL, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

MARCH 31, 2002

Total ownership equity from statement of financial condition	$	25,271
Total nonallowable assets from statement of financial condition		5,012
Net capital before haircuts on securities positions		20,259
Haircuts on securities		-
Net capital	$	20,259
Aggregate indebtedness:		
Total A.I. liabilities from statement of financial condition	$	16,284
Total aggregate indebtedness	$	16,284
Percentage of aggregate indebtedness to net capital		80.4%
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of A.I.)	$	1,086
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	15,259
Excess net capital at 1000%	$	18,631

There were no material differences between the audited and un-audited computation of net capital

SCHEDULE II

BACK BAY CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

MARCH 31, 2002

Back Bay Capital, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

STEPHEN J. SUSSMAN
Certified Public Accountant

12 PARMENTER ROAD   LONDONDERRY, NH 03053   TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Back Bay Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Back Bay Capital, Inc. (the Company) for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at March 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

[signature], PLLC

Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
May 23, 2002

STEPHEN J. SUSSMAN
Certified Public Accountant